Item No. 77c (Matters submitted to a vote of security holders) - Attachment

Special Meeting of Shareholders of Eaton Vance
Short Duration Diversified Income Fund

The Fund held a joint Special Meeting of Shareholders on October 23, 2009 (adjourned from September 25,
2009) to approve an amendment to the current fundamental investment restriction regarding the purchase or sale of physical commodities and commodities contracts to provide that the Fund may invest in all types of commodities, commodities contracts and commodities related investments to the extent permitted by law. The following action was taken by the shareholders:

Number of Shares
    For		Against	Abstain

7,884,578	2,622,608	264,746